                                    Form 11-K
(Mark one)
             [X]  ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 2001
                                       OR
             [ ]  TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from _____ to ____

                         Commission file number 0-20388

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                     LITTELFUSE, INC. 401 (K) SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.

                                Littelfuse, Inc.
                            800 E. Northwest Highway
                           Des Plaines, Illinois 60016

                              REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR
210.6A--01-6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in section 103 (a) (3) (c) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

Financial Statements and Supplemental Schedule

Littelfuse, Inc. 401(k) Savings Plan

Years ended December 31, 2001 and 2000
with Report of Independent Auditors

Employer Identification #36-3795742
Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

                              Financial Statements
                            and Supplemental Schedule


                     Years ended December 31, 2001 and 2000




                                    CONTENTS

Report of Independent Auditors................................................1

Financial Statements

Statements of Assets Available for Benefits...................................2
Statement of Changes in Assets Available for Benefits.........................3
Notes to Financial Statements.................................................4


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................7

                         Report of Independent Auditors

401(k) Committee
Littelfuse, Inc. 401(k) Savings Plan

We have audited the accompanying statements of assets available for benefits of the Littelfuse, Inc. 401(k) Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2001, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.


Chicago, Illinois.                                         Ernst & Young LLP
May 10, 2002

                                                                  EIN 36-3795742
                                                                       Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

                   Statements of Assets Available for Benefits


                                                      DECEMBER 31
                                                 2001             2000
                                             ------------------------------

Investments, at fair value                    $28,685,403      $29,169,303
Contributions receivable:
   Participant                                     56,118           69,804
   Employer                                        15,802           18,445
                                             ------------------------------
Assets available for benefits                 $28,757,323      $29,257,552
                                             ==============================

See accompanying notes.

                                                                  EIN 36-3795742
                                                                       Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

             Statements of Changes in Assets Available for Benefits


                                                       YEAR ENDED DECEMBER 31
                                                         2001          2000
                                                     ---------------------------
ADDITIONS (DEDUCTIONS)
Employer contributions                               $    581,215  $    714,565
Participant contributions                               2,299,041     2,463,058
Interest and dividends                                    877,626     3,279,543
Net realized and unrealized depreciation in fair
   value of investments                                (2,093,340)   (2,581,005)
Distributions to participants                          (2,164,771)   (2,671,317)
                                                     ---------------------------
Net (decrease) increase                                  (500,229)    1,204,844
Assets available for benefits at beginning of year     29,257,552    28,052,708
                                                     ---------------------------
Assets available for benefits at end of year         $ 28,757,323  $ 29,257,552
                                                     ===========================

See accompanying notes.

                                                                  EIN 36-3795742
                                                                       Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

                          Notes to Financial Statements

                     Years ended December 31, 2001 and 2000


1.  DESCRIPTION OF THE PLAN

The following description of the Littelfuse, Inc. 401(k) Savings Plan (Plan) provides general information only. Reference should be made to the Summary Plan Description or the Plan document for more complete information.

The Plan is a defined-contribution, profit-sharing plan, which is optional to all eligible employees of Littelfuse, Inc. (Company). The Plan is administered by the T. Rowe Price Trust Company (Trustee) under the direction of a 401(k) Committee (Committee). The Committee consists of employees of the Company who may also be Plan participants. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

All employees of the Company who have completed 90 days of service are eligible to participate in the Plan.

Participants may elect to contribute up to 23% of their annual pretax compensation, subject to certain limitations. Highly compensated participants, as defined by the Internal Revenue Service (IRS), are subject to more restrictive maximum limits. The Company matches participant contributions 50 cents on the dollar up to the first 4% of the participant's compensation, as defined.

Participants are immediately vested in their contributions and earnings thereon. Participants become 100% vested in their Company contributions after two years of service.

A participant may direct employee and Company contributions in any of eleven investment options.

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                      Littelfuse, Inc. 401(k) Savings Plan

1.  DESCRIPTION OF THE PLAN (CONTINUED)

Participants are entitled to receive a distribution of their accounts upon reaching age 59 1/2, termination of employment, disability, death, or in the event of a financial hardship. Distributions may be made in a lump sum or in periodic installments, and are taxable to the participant when received. Distributions prior to 59 1/2 may subject the participant to a 10% federal income tax penalty.

Loans are available to eligible participants, bearing interest at a rate commensurate with rates that may be obtained on similar borrowings in the normal course of business. Participants may borrow from their Plan account in accordance with provisions of the Plan.

Although it has not expressed an intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2.  SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

The investments of the Plan are stated at fair value. The shares of registered investment companies are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Participant loans are stated at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

DISTRIBUTIONS

Distributions to participants are recorded by the Plan when actual payments are made.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                      Littelfuse, Inc. 401(k) Savings Plan

3.  INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

                                                  DECEMBER 31
                                               2001         2000
                                            -----------------------

      T. Rowe Price Prime Reserve Fund      $4,693,357   $3,908,168
      T. Rowe Price Equity Income Fund       5,701,119    5,535,558
      T. Rowe Price Growth Stock Fund        7,409,459    9,123,850
      T. Rowe Price New Horizons Fund        3,578,642    3,699,666
      T. Rowe Price Equity Index 500 Fund    1,984,061    2,094,609
      T. Rowe Price New Income Fund          2,189,217        *
      Littelfuse, Inc. common stock          1,586,972    1,794,832

      *Does not meet 5% threshold.

During 2001 and 2000, the Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

                                               2001          2000
                                           --------------------------

      Registered investment companies      $(1,958,445)  $(2,769,725)
      Littlefuse, Inc. common stock           (134,895)      188,720
                                           --------------------------
                                           $(2,093,340)  $(2,581,005)
                                           ==========================

4.  INCOME TAX STATUS

The IRS ruled on September 19, 1994, that the Plan is qualified under Section 401(a) of the Internal Revenue Code (IRC), and therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

5.  ADMINISTRATIVE EXPENSES

All administrative fees of the Plan are paid by the Company. Certain accounting and legal expenses are paid by the Company on behalf of the Plan.

                              Supplemental Schedule

                                                                  EIN 36-3795742
                                                                       Plan #002

                      Littelfuse, Inc. 401(k) Savings Plan

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2001

                                                                        NUMBER
  IDENTITY OF                                                            OF            CURRENT
    ISSUER                          DESCRIPTION                         SHARES          VALUE
------------------------------------------------------------------------------------------------
T. Rowe Price*         Prime Reserve Fund                              4,693,357     $ 4,693,357
T. Rowe Price*         New Income Fund                                   252,214       2,189,217
T. Rowe Price*         Equity Income Fund                                241,062       5,701,119
T. Rowe Price*         Growth Stock Fund                                 306,429       7,409,459
T. Rowe Price*         New Horizons Fund                                 158,137       3,578,642
T. Rowe Price*         International Stock Fund                           69,017         758,499
T. Rowe Price*         Equity Index 500 Fund                              64,334       1,984,061
T. Rowe Price*         Mid-Cap Value Fund                                  4,217          69,156
T. Rowe Price*         Small-Cap Value Fund                                3,257          73,808
T. Rowe Price*         Mid-Cap Growth Fund                                 1,408          55,485
Littelfuse, Inc.*      Common Stock                                       60,479       1,586,972
Participant Loans      Loans receivable with varying maturities;
                          interest rate of 8%                                  -         585,628
                                                                                     -----------
                                                                                     $28,685,403
                                                                                     ===========


*Indicates party in interest to the Plan.